Exhibit 3.3

ARTICLES OF AMENDMENT OF
CERTIFICATE OF DESIGNATION
in respect of
SERIES A PREFERRED STOCK
OF
TRI-VALLEY CORPORATION

Pursuant to Section 151 of the Delaware General Corporation Law

The undersigned, being the President and Chief Executive Officer of Tri-Valley Corporation (the “CORPORATION”), a corporation organized and existing under the Delaware General Corporation Law, hereby certifies that, pursuant to the Resolution of the directors of the Corporation, and Section 151 of the Delaware General Corporation Law, the Corporation has increased the number of total authorized shares of Series A Preferred Stock, as described in the resolution below:

RESOLVED, that these Articles of Amendment to the Certificate of Designation in respect of Series A Preferred Stock is filed pursuant to Section 151 of the Delaware General Corporation Law to increase the total number of shares of Series A Preferred Stock authorized, by amending the preamble to the Certificate of Designation as follows:

“The first series of Preferred Stock, par value $.001 per share, of the Corporation shall be, and hereby is, designated Series A Preferred Stock (the “Series A Preferred Stock”), and the number of shares constituting such series shall be 505,000.  The relative rights and preferences of the Series A Preferred Stock shall be as follows:”

The directors of the Corporation unanimously approved the increase in number of authorized shares of Series A Preferred Stock from 355,000 to 505,000.

The sole shareholder of all outstanding shares of Series A Preferred Stock has approved the increase in the number of authorized shares of Series A Preferred Stock from 355,000 to 505,000.

In testimony whereof, Tri-Valley Corporation has caused this Certificate to be signed by its Secretary on January 12, 2011.

TRI-VALLEY CORPORATION

By:	/s/ John E. Durbin
John E. Durbin, Secretary